UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 5)

CBS CORPORATION
(Name of Subject Company)

CBS CORPORATION
(Names of Filing Persons (Offeror and Issuer))

Certain Options to Purchase Class B Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

124857202
(CUSIP Number of Class of Securities)

Louis J. Briskman
Executive Vice President and General Counsel
CBS Corporation
51 West 52nd Street
New York, New York 10019
(212) 975-4321
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of filing persons)

Copy to:
Linda E. Rappaport, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

Copy to:
Christa A. D’Alimonte, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022
(212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$400,691,855.00	$80,138.37

*	Calculated solely for the purposes of determining the filing fee. This amount assumes that options to purchase 95,698,884 shares of Class B Common Stock of CBS Corporation having an aggregate vale of $400,691,855 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities and Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $80,138.37	Filing Party: CBS Corporation
Form or Registration No.: Schedule TO	Date Filed: May 3, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

third-party tender offer subject to Rule 14d-1.

issuer tender offer subject to Rule 13e-4.

going-private transaction subject to Rule 13e-3.

amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:

This Amendment No. 5 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission (the ‘‘SEC’’) on May 3, 2006, as amended by Amendment No. 1 thereto filed with the SEC on May 5, 2006, Amendment No. 2 thereto filed with the SEC on May 9, 2006, Amendment No. 3 thereto filed with the SEC on May 11, 2006 and Amendment No. 4 thereto filed with the SEC on May 16, 2006 (the Tender Offer Statement on Schedule TO as so amended, the ‘‘Schedule TO’’), by CBS Corporation, a Delaware corporation (the ‘‘Company’’). The Schedule TO relates to the offer by the Company to eligible employees of the Company, as defined in the Offer to Exchange, dated May 3, 2006, which is attached to the Schedule TO as Exhibit (a)(1) (the ‘‘Offer to Exchange’’), to tender their currently outstanding options to purchase shares of Class B Common Stock of the Company that were issued prior to January 1, 2006 in exchange for restricted shares (for eligible employees who are subject to United States income tax) or restricted share units (for other eligible employees). The restricted shares and restricted share units will be granted upon the terms and subject to the conditions described in the Offer to Exchange.

Item 1.    Summary Term Sheet.

The information set forth in Item 1 is hereby amended as follows:

(1)	The second sentence of the introductory paragraph on page 1 of the Offer to Exchange is amended and restated in its entirety as follows: ‘‘We urge you to read this entire Offer to Exchange and the related Letter of Transmittal carefully because they contain the full details of the Voluntary Exchange Offer’’.

(2)	The response to Q6. on page 2 of the Offer to Exchange under ‘‘Summary Term Sheet’’ is hereby amended by adding as the last full paragraph on page 2 the following: ‘‘Pursuant to this formula, the product of ‘‘N’’ (the number of eligible options included in the particular award for which the calculation is being made) times ‘‘AV’’ (the attributed Black-Scholes values of the eligible options) is multiplied by 0.75 before being divided by ‘‘REF’’ (the reference price for the CBS Class B Common Stock of $24.9340 per share). This means that you will receive restricted shares or RSUs whose value, based on the reference price of $24.9340 per share, is 75% of the attributed Black-Scholes value of the eligible options that you tender. The CBS Board of Directors decided to offer eligible employees restricted shares or RSUs whose value is less than 100% of the attributed Black-Scholes value of the employee’s eligible options in view of the different risk profile of restricted shares and RSUs, on the one hand, and options, on the other hand. See Question 11 below.’’

(3)	The fourth and fifth sentences of the response to Q9. on page 3 of the Offer to Exchange under ‘‘Summary Term Sheet’’ are hereby deleted and replaced in their entirety with the following: "For example, if you were awarded stock options with an exercise price of $22 (equal to the fair market value of a share of CBS Class B Common Stock at the time of grant), and the market price of CBS Class B Common Stock subsequently declined to $19 per share, your options, even if vested and exercisable, would have no intrinsic value, since you would have to pay more to purchase the shares ($22 per share) than you could realize from selling the shares ($19 per share). On the other hand, if you were awarded 100 restricted shares or RSUs when the market price of the CBS Class B Common Stock was $22 per share, then even if the market price of CBS Class B Common Stock was only $19 on the vesting date, the shares that you held at vesting would have a market value of $1,900. Assuming that you satisfy the vesting requirements, restricted shares and RSUs thus enable you to realize value in situations where stock options do not. Options, in other words, present greater market-price risks. Because of the different risk profile of restricted shares and RSUs, on the one hand, and options, on the other hand, the CBS Board of Directors believes it is fair and appropriate to offer eligible employees restricted shares or RSUs whose value is less than 100% of the value attributed to the employee’s eligible options.’’

(4)	The response to Q11. on page 4 of the Offer to Exchange under ‘‘Summary Term Sheet’’ is hereby amended by adding the following sentence at the end thereof: "The CBS Board of

Directors and its Compensation Committee believe that a vesting requirement for restricted shares and RSUs will increase the likelihood that eligible employees who participate in the Voluntary Exchange Offer will remain in employment with CBS and its subsidiaries through the applicable vesting dates.’’

(5)	The response to Q20. on page 7 of the Offer to Exchange under ‘‘Summary Term Sheet’’ is hereby amended by deleting the first sentence in the second paragraph of such response and replacing it with the following sentence: ‘‘Upon issuance and prior to vesting, restricted shares awarded to you in connection with the Voluntary Exchange Offer will be registered in your name or held for your benefit on the books and records maintained for CBS by the transfer agent for CBS Class B Common Stock (currently the Bank of New York).’’

(6)	The response to Q25. on page 8 of the Offer to Exchange under "Summary Term Sheet" is hereby amended by deleting the second paragraph of such response and replacing it with the following paragraph: ‘‘Under applicable regulations of the Treasury Department, if we were to extend the Voluntary Exchange Offer, any of your in-the-money eligible options that are considered incentive stock options for tax purposes would automatically be converted to non-qualified stock options (whether or not you elected to participate in the Voluntary Exchange Offer). In order to preserve the favorable tax treatment available to holders of incentive stock options, in-the-money options that are incentive stock options will no longer be considered eligible options in the event that we extend the Voluntary Exchange Offer. See Section 13 of this Offer to Exchange for an explanation of how the Treasury Department regulations operate.’’

Item 2.	Subject Company Information

The information set forth in Item 2(b) is hereby amended and supplemented by the following:

(1)	Section 1. (‘‘Number of Restricted Shares or RSUs; Expiration’’) of the Offer to Exchange is hereby amended by adding, as the paragraph immediately following the definition of ‘‘REF’’ on page 14 of the Offer to Exchange, the following: ‘‘Pursuant to this formula, the product of ‘‘N’’ (the number of eligible options included in the particular award for which the calculation is being made) times ‘‘AV’’ (the attributed Black-Scholes values of the eligible options) is multiplied by 0.75 before being divided by ‘‘REF’’ (the reference price for the CBS Class B Common Stock of $24.9340 per share). This means that you will receive restricted shares or RSUs whose value, based on the reference price of $24.9340 per share, is 75% of the attributed Black-Scholes value of the eligible options that you tender. The CBS Board of Directors decided to offer eligible employees restricted shares or RSUs whose value is less than 100% of the attributed Black-Scholes value of the employee's eligible options in view of the different risk profile of restricted shares and RSUs, on the one hand, and options, on the other hand.’’

Item 4.	Terms of the Transaction.

Item 4(a) is hereby amended as follows:

(1)	Item 4(a) of the Schedule TO is hereby amended and restated in its entirety as follows: ‘‘The information set forth in the Offer to Exchange under ‘‘Summary Term Sheet’’, ‘‘Section 1. Number of Restricted Shares or RSUs; Expiration’’, ‘‘Section 3. Procedures; Acceptance of Options’’, ‘‘Section 4. Withdrawal Rights’’, ‘‘Section 5. Acceptance of Options for Cancellation; Issuance of Restricted Shares and RSUs’’, ‘‘Section 6. Conditions of the Voluntary Exchange Offer’’, ‘‘Section 8. Source and Amount of Consideration; Terms of Restricted Shares and RSUs’’, ‘‘Section 11. Accounting Consequences of the Voluntary Exchange Offer; Status of Options Accepted for Exchange by Us in the Voluntary Exchange Offer’’, ‘‘Section 12. Legal Matters; Regulatory Approvals’’, ‘‘Section 13. Material United States Tax Consequences’’, ‘‘Section 14. Material Tax Consequences and Other Issues in Certain Countries’’, and ‘‘Section 15. Extension of Voluntary Exchange Offer; Termination; Amendment’’ is incorporated herein by reference.’’

(2)	Paragraph (a)(ii) on page 20 of the Offer to Exchange under Section 6 (‘‘Conditions of the Voluntary Exchange Offer’’) is hereby amended by deleting the words ‘‘, operations or prospects’’ and replacing them with the words ‘‘or operations’’.

(3)	Paragraph (b)(iv) on page 21 of the Offer to Exchange under Section 6 (‘‘Conditions of the Voluntary Exchange Offer’’) is hereby amended by deleting the words ‘‘, operations or prospects’’ and replacing them with the words ‘‘or operations’’.

(4)	Paragraph (c)(vi) on page 21 of the Offer to Exchange under Section 6 (‘‘Conditions of the Voluntary Exchange Offer’’) is hereby amended by deleting the words ‘‘, operations or prospects’’ and replacing them with the words ‘‘or operations’’.

(5)	Paragraph (c)(vii) on page 21 of the Offer to Exchange under Section 6 (‘‘Conditions of the Voluntary Exchange Offer’’) is hereby amended by deleting the words ‘‘, operations or prospects’’ and replacing them with the words ‘‘or operations’’.

(6)	Paragraph (e) on page 21 of the Offer to Exchange under Section 6 (‘‘Conditions of the Voluntary Exchange Offer’’) is hereby amended by deleting the words ‘‘, operations or prospects’’ and replacing them with the words ‘‘or operations’’.

(7)	Paragraph (c)(v) on page 21 of the Offer to Exchange under Section 6 (‘‘Conditions of the Voluntary Exchange Offer’’) is hereby amended and restated in its entirety as follows: ‘‘any decrease in the market price of the CBS Class B Common Stock, as of the Expiration Date, below $21.1939 or increase in the market price of the CBS Class B Common Stock, as of the Expiration Date, above $28.6741’’.

(8)	The second sentence of the first full paragraph on page 22 of the Offer to Exchange under Section 6 (‘‘Conditions of the Voluntary Exchange Offer’’) is hereby amended and restated in its entirety as follows: ‘‘CBS may assert them in its discretion regardless of the circumstances giving rise to them prior to the expiration of the Voluntary Exchange Offer (other than a condition whose failure to be satisfied has been proximately caused by CBS’s action or CBS’s failure to act)."

(9)	The last sentence of the first full paragraph on page 22 of the Offer to Exchange under Section 6 ("Conditions of the Voluntary Exchange Offer") is hereby amended and restated in its entirety as follows: "Any determination that CBS makes concerning the events described in this Section 6 will be final and binding upon all interested persons, except as otherwise determined by a court of competent jurisdiction.’’

(10)	The second paragraph on page 30 of the Offer to Exchange under the heading ‘‘Possible Change in Tax Status of Incentive Stock Options’’ in Section 13 (‘‘Material United States Tax Consequences’’) is amended and restated in its entirety as follows: ‘‘Under Treasury Department regulations applicable to incentive stock options, an incentive stock option is considered to be modified if an offer to change the terms of the option remains outstanding for 30 days or more, whether or not the option holder accepts the offer. The regulations further provide that a modification of an incentive stock option is treated as a cancellation of the original option and a grant of a new option, and that this ‘‘new’’ option will qualify as an incentive stock option only if it meets the conditions for incentive stock options, including that the exercise price of the new option be not less than the fair market value of the underlying stock on the date of the deemed new grant. The original date established for expiration of the Voluntary Exchange Offer is May 31, 2006, which means that the Voluntary Exchange Offer is initially scheduled to remain open for 29 days. If the Voluntary Exchange Offer expires on May 31, 2006 as originally scheduled any of your Eligible Incentive Stock Options that you do not tender into the Voluntary Exchange Offer will continue to qualify as incentive stock options following the Voluntary Exchange Offer. If, however, CBS extends the Voluntary Exchange Offer so that it remains open on or after June 1, 2006, the Voluntary Exchange Offer will remain open for at least 30 days and your Eligible Incentive Stock Options will, under the Treasury Department regulations, be treated as though they were canceled and new options granted in their place as of June 1,

2006. Any of your Eligible Incentive Stock Options that have an exercise price less than the fair market value of the CBS Class B Common Stock on June 1, 2006 would, pursuant to the Treasury Department regulations, be converted into nonqualified stock options, since they would be considered a new grant as of June 1, 2006 and would fail to meet the requirement that the exercise price of the option be not less than the fair market value of the underlying shares of CBS Class B Common Stock at the time of grant. In order to preserve the favorable tax treatment available to holders of incentive stock options, in-the-money options that are incentive stock options will no longer be considered eligible options in the event that we extend the Voluntary Exchange Offer. Any in-the-money incentive stock options that were tendered prior to the time we extend the Voluntary Exchange Offer will automatically be withdrawn from the Voluntary Exchange Offer and will remain outstanding in accordance with their terms. Any eligible options that are not incentive stock options, as well as any out-of-the-money eligible options that are incentive stock options, will continue to qualify as eligible options even if we extend the Voluntary Exchange Offer’’.

(11)	The last paragraph on page 23 of the Offer to Exchange under the heading ‘‘Restricted Shares — General’’, as included in Section 8 (‘‘Source and Amount of Consideration; Terms of Restricted Shares and RSUs’’) is hereby deleted in its entirety and replaced with the following sentence: ‘‘Upon issuance and prior to vesting, restricted shares awarded to you in connection with the Voluntary Exchange Offer will be registered in your name or held for your benefit on the books and records maintained for CBS by the transfer agent for CBS Class B Common Stock (currently the Bank of New York).’’

Item 10.	Financial Statements.

The information set forth in item 10(a) is hereby amended as follows:

(1)	The last full paragraph on page 43 of the Offer to Exchange under Section 17 (‘‘Additional Information’’) is amended and restated in its entirety as follows: ‘‘CBS incorporates by reference the foregoing documents and may wish to incorporate by reference additional documents that it may file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act between the date of this Offer to Exchange and the expiration of the Voluntary Exchange Offer. CBS will amend the Schedule TO to specifically reference any such filings that CBS wishes to incorporate, as they are filed with the SEC.’’

Item 11.	Additional Information.

The information set forth in item 11(b) is hereby amended as follows:

(1)	Item 11(b) of the Schedule TO is hereby amended and restated in its entirety as follows: ‘‘The information set forth in the Offer to Exchange under ‘‘Section 18. ‘‘Forward-Looking Statements’’ is incorporated herein by reference.’’

(2)	The last sentence the second paragraph of Section 18 (‘‘Forward-Looking Statements’’) on page 44 of the Offer to Exchange is hereby amended and restated in its entirety as follows: ‘‘CBS expressly disclaims any intent or obligation to update any forward-looking statement to reflect subsequent events or circumstances, except as otherwise required by applicable law or the rules and regulations promulgated by the SEC.’’

Item 12.    Material to be Filed as Exhibits.

(1)	Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

‘‘(a)(22)	Pages 27-29 of CBS’s Registration Statement on Form S-3, previously filed with the SEC on February 1, 2006 (File No. 333-131438) and incorporated herein by reference.

(a)(23)	CBS’s Current Report on Form 8-K, previously filed with the SEC on March 17, 2006 and incorporated herein by reference.

(a)(24)	CBS’s Current Report on Form 8-K, previously filed with the SEC on April 5, 2006 and incorporated herein by reference.

(a)(25)	CBS’s Current Report on Form 8-K, previously filed with the SEC on April 26, 2006 and incorporated herein by reference.

(a)(26)	CBS’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, previously filed with the SEC on May 9, 2006 and incorporated herein by reference (File No. 001-09553).

(a)(27)	Form of Letter of Transmittal.

(a)(28)	VEO Reminder Memo to All Employees Holding Options, dated May 17, 2006.’’

(2)	Item 12 of the Schedule TO is hereby amended by deleting Exhibit (a)(2).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 18, 2006

CBS CORPORATION

By:	/s/ Louis J. Briskman
	Name:	Louis J. Briskman
	Title:	Executive Vice President and General Counsel

EXHIBIT INDEX

Exhibit No.
(a)(1)	Offer to Exchange, dated May 3, 2006.*
(a)(2)	[Deleted]
(a)(3)	Form of Withdrawal Letter (incorporated by reference to Schedule E of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).*
(a)(4)	Cover Letter to Offer to Exchange, dated May 3, 2006.*
(a)(5)	Letter to Employees Holding Options, dated April 6, 2006, previously filed with the SEC on the Tender Offer Statement filed on Schedule TO-C, on April 6, 2006 and incorporated herein by reference.
(a)(6)	Letter to U.S. Employees Holding Options, dated April 27, 2006, previously filed with the SEC on the Tender Offer Statement filed on Schedule TO-C, on April 27, 2006 and incorporated herein by reference.
(a)(7)	Letter to International Employees Holding Options, dated April 27, 2006, previously filed with the SEC on the Tender Offer Statement filed on Schedule TO-C, on April 27, 2006 and incorporated herein by reference.
(a)(8)	Letter to All Employees Holding Options, dated April 27, 2006, previously filed with the SEC on the Tender Offer Statement filed on Schedule TO-C, on May 1, 2006 and incorporated by reference herein.
(a)(9)	Voluntary Exchange Offer Workshop Schedule, dated April 27, 2006, previously filed with the SEC on the Tender Offer Statement filed on Schedule TO-C, on May 1, 2006 and incorporated herein by reference.
(a)(10)	Letter to CBS Radio Employees Holding Options, dated April 28, 2006, previously filed with the SEC on the Tender Offer Statement filed on Schedule TO-C, on May 1, 2006 and incorporated herein by reference.
(a)(11)	Participant Statement Letter, dated May 2, 2006, previously filed with the SEC on the Tender Offer Statement filed on Schedule TO-C, on May 2, 2006 and incorporated herein by reference.
(a)(12)	Guide to Reading the Participant Statement, previously filed with the SEC on the Tender Offer Statement filed on Schedule TO-C, on May 2, 2006 and incorporated herein by reference.
(a)(13)	Form of Participant Statement, previously filed with the SEC on the Tender Offer Statement filed on Schedule TO-C, on May 2, 2006 and incorporated herein by reference.
(a)(14)	Letter to Employees Holding Options, dated May 2, 2006, previously filed with the SEC on the Tender Offer Statement filed on Schedule TO-C, on May 2, 2006 and incorporated herein by reference.
(a)(15)	CBS's Annual Report of Form 10-K for the fiscal year ended December 31, 2005 (File No. 001-09553), previously filed with the SEC on March 16, 2006 and incorporated herein by reference.
(a)(16)	CBS's Proxy Statement for the 2006 Annual Meeting of Stockholders (file No. 001-09553) previously filed with the SEC on April 14, 2006 and incorporated herein by reference.
(a)(17)	Workshop Materials for CBS Voluntary Exchange Offer, May 2006, including Slides, Speaker Notes and Appendices.**
(a)(18)	Telephone Script distributed to VEO Information Line representatives.***
(a)(19)	Voluntary Exchange Offer Frequently Asked Questions, dated May 11, 2006.†
(a)(20)	Letter to Employees Holding Options, dated May 11, 2006.†
(a)(21)	Workshop Materials for CBS Voluntary Exchange Offer (International Version), May 2006, including Slides, Speaker Notes and Appendices.††

Exhibit No.
(a)(22)	Pages 27-29 of CBS’s Registration Statement on Form S-3, previously filed with the SEC on February 1, 2006 (File No. 333-131438) and incorporated herein by reference.
(a)(23)	CBS’s Current Report on Form 8-K, previously filed with the SEC on March 17, 2006 and incorporated herein by reference.
(a)(24)	CBS’s Current Report on Form 8-K, previously filed with the SEC on April 5, 2006 and incorporated herein by reference.
(a)(25)	CBS’s Current Report on Form 8-K, previously filed with the SEC on April 26, 2006 and incorporated herein by reference.
(a)(26)	CBS’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2006, previously filed with the SEC on May 9, 2006 and incorporated herein by reference (File No. 001-09553).
(a)(27)	Form of Letter of Transmittal.
(a)(28)	VEO Reminder Memo to All Employees Holding Options, dated May 17, 2006.
(d)(1)	CBS's 2004 Long-Term Management Incentive Plan (as amended and restated as of December 31, 2005) incorporated by reference to the Annual Report on Form 10-K of CBS for the fiscal year ended December 31, 2005 (File No. 001-09553), previously filed with the SEC on March 16, 2006.
(d)(2)	CBS's 2004 Long-Term Management Incentive Plan (as amended and restated through May 25, 2006) incorporated by reference to CBS's Proxy Statement, filed with the SEC on April 14, 2006 (File No. 001-09553).
(d)(3)	Former Viacom 2000 Long-Term Management Incentive Plan (as amended and restated through January 31, 2001) (incorporated by reference to Exhibit 10(d) to the Annual Report on Form 10-K of Former Viacom for the fiscal year ended December 31, 2001) (File No. 001-09553) (as amended effective October 10, 2002 by the Amendment to Former Viacom Stock Option Plans) (incorporated by reference to Exhibit 10(bb) to the Annual Report on Form 10-K of Former Viacom for the fiscal year ended December 31, 2002) (File No. 001-09553) previously filed on March 27, 2003.
(d)(4)	Former Viacom 1997 Long-Term Management Incentive Plan (as amended and restated through May 25, 2000) (incorporated by reference to Exhibit B to Former Viacom's Proxy Statement dated June 5, 2000) (as amended effective October 10, 2002 by the Amendment to Former Viacom Stock Option Plans) (incorporated by reference to Exhibit 10(bb) to the Annual Report on Form 10-K of Former Viacom for the fiscal year ended December 31, 2002) (File No. 001-09553) previously filed on March 27, 2003.
(d)(5)	Former Viacom 1994 Long-Term Management Incentive Plan (as amended and restated through November 1, 1996) (incorporated by reference to Exhibit 10(b) to the Annual Report on Form 10-K of Former Viacom for the fiscal year ended December 31, 1996) (File No. 001-09553) (as amended effective October 10, 2002 by the Amendment to Former Viacom Stock Option Plans) (incorporated by reference to Exhibit 10(bb) to the Annual Report on Form 10-K of Former Viacom for the fiscal year ended December 31, 2002) (File No. 001-09553) previously filed on March 27, 2003.
(d)(6)	CBS Corporation 1993 Long-Term Incentive Plan (as amended as of July 28, 1999) (incorporated by reference to Exhibit 10.16 to the Quarterly Report of Form 10-Q of Infinity Broadcasting Corporation for the quarter ended September 30, 1999) (File No. 001-14599) previously filed November 15, 1999.
(d)(7)	CBS Corporation 1991 Long-Term Incentive Plan (as amended as of July 28, 1999) (incorporated by reference to Exhibit 10.15 to the Quarterly Report of Form 10-Q of Infinity Broadcasting Corporation for the quarter ended September 30, 1999) (File No. 001-14599) previously filed November 15, 1999.

Exhibit No.
(d)(8)	Infinity Broadcasting Corporation 1999 Long-Term Incentive Plan (incorporated by reference to Exhibit 4.5 to Form S-8 filed by Former Viacom on February 21, 2001 (Registration No. 333-55346)).
(d)(9)	Infinity Broadcasting Corporation 1998 Long-Term Incentive Plan (incorporated by reference to Exhibit 10.16 to Form 10-K filed by Infinity Broadcasting Corporation for the year ended December 31, 1999 (File No. 1-14599)).
(d)(10)	Amended and Restated Infinity Broadcasting Corporation Stock Option Plan (incorporated by reference to Exhibit 4.4 to CBS Corporation's Registration Statement on Post-Effective Amendment No. 1 on Form S-8 to Form S-4 by CBS Corporation on January 2, 1997 (Registration No. 333-13219)).
(d)(11)	King World 1996 Amended and Restated Stock Option and Restricted Stock Purchase Plan (incorporated by reference to Exhibit 10.11 to the Annual Report on Form 10-K of King World Productions, Inc. for the fiscal year ended August 31, 1997 (File No. 001-09244)).
(d)(12)	King World Salesforce Bonus Plan (incorporated by reference to Exhibit 10.2 to King World Production, Inc.'s Registration Statement on Form S-8 filed by King World Productions, Inc. on April 22, 1997 (Registration No. 333-11363)).
(d)(13)	King World Productions, Inc. Stock Option Agreements with Oprah Winfrey and Jeffrey D. Jacobs dated as of September 15, 1997 (incorporated by reference to Exhibits 99.9 and 99.10 to the Schedule 13D, Amendment No. 2, filed by Oprah Winfrey and Jeffrey D. Jacobs, with respect to King World Productions, Inc. on October 27, 1997 (File No. 005-35700)).
(d)(14)	King World Productions, Inc. Stock Option Agreements with Oprah Winfrey, Jeffrey D. Jacobs, Timothy Bennett, Dianne Hudson and Douglas Pattison dated as of September 16, 1998 (incorporated by reference to Exhibits 4.9, 4.10, 4.11, 4.12, and 4.13 to Form S-8 by Viacom Inc. on August 20, 2003 (Registration No. 333-108105)).
(d)(15)	Outdoor Systems, Inc. 1996 Omnibus Plan (incorporated by reference to Exhibit 99.3 to Form S-8 filed by Outdoor Systems, Inc. on October 23, 1997 (Registration No. 333-38589)).
(d)(16)	Form of Award Certificate for Restricted Shares (incorporated herein by reference to Schedule C of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(d)(17)	Form of Award Certificate Restricted Share Units (incorporated herein by reference to Schedule D of the Offer to Exchange which is attached hereto as Exhibit (a)(1)).
(d)(18)	Form of Award Certificate for Restricted Shares for Certain Executive Officers.*
(d)(19)	Ernst & Young Disclosure Letter to Participants.*

*	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement on Schedule TO filed by CBS on May 3, 2006.

**	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement (Amendment No. 1) on Schedule TO filed by CBS on May 5, 2006.

***	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement (Amendment No. 2) on Schedule TO filed by CBS on May 9, 2006

†	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement (Amendment No. 3) on Schedule TO filed by CBS on May 11, 2006.

††	Previously filed with the Securities and Exchange Commission on the Tender Offer Statement (Amendment No. 4) on Schedule TO filed by CBS on May 16, 2006.